June 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Oragenics, Inc.
Draft Registration Statement on Form S-1
File No. 333-
Filed June 2, 2025

Ladies and Gentlemen:

The Company affirms that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) confidentially submitted on June 2, 2025 and the subsequent public filing of the Registration Statement shall be publicly available on the EDGAR system at least two business days prior to any requested effective time and date.

If you have any questions regarding this filing, please do not hesitate to contact our counsel Mark Catchur at (813) 227-2264 or Julio Esquivel at (813) 227-2325.

Very truly yours,

/s/ Janet Huffman
Janet Huffman Chief Executive Officer